UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2014

Commission File Number 0-99

PETRÓLEOS MEXICANOS

(Exact name of registrant as specified in its charter)

MEXICAN PETROLEUM

(Translation of registrant’s name into English)

United Mexican States

(Jurisdiction of incorporation or organization)

Avenida Marina Nacional No. 329

Colonia Petróleos Mexicanos

México, D.F. 11311

México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes  ☐            No   ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

RECENT DEVELOPMENTS

The following discussion of PEMEX’s recent results should be read in conjunction with the annual report on Form 20-F of Petróleos Mexicanos for the fiscal year ended December 31, 2013, as filed with the U.S. Securities and Exchange Commission (which we refer to as the SEC) on May 15, 2014 (which we refer to as the Form 20-F) and, in particular, “Item 4—Information on the Company” and “Item 5—Operating and Financial Review and Prospects” in the Form 20-F. In this document, “PEMEX” refers to Petróleos Mexicanos, to Pemex-Exploración y Producción (Pemex-Exploration and Production), Pemex-Refinación (Pemex-Refining), Pemex-Gas y Petroquímica Básica (Pemex-Gas and Basic Petrochemicals) and Pemex-Petroquímica (Pemex-Petrochemicals) (which we refer to collectively as the subsidiary entities), and to the subsidiary companies listed in Note 3(a) to the 2013 audited consolidated financial statements included in the Form 20-F. Petróleos Mexicanos hereby designates this report on Form 6-K as being incorporated by reference into the Offering Circular dated January 31, 2014, relating to its U.S. $42,000,000,000 Medium-Term Notes Program, Series C, due 1 Year or More from Date of Issue.

Exchange Rates

On June 20, 2014, the noon buying rate for cable transfers in New York reported by the Board of Governors of the Federal Reserve System was Ps. 13.0065 = U.S. $1.00.

Business Overview

Investment in Repsol

On June 4, 2014, we announced the sale of a total of 104,057,057 shares of Repsol S.A. (which we refer to as Repsol), representing 7.86% of Repsol’s share capital, at a price of €20.10 per share. Prior to the sale, these shares were held by Petróleos Mexicanos and P.M.I. Holdings, B.V., a wholly owned subsidiary. We have agreed not to dispose of any additional shares of Repsol for 60 days following the completion of the sale, subject to certain customary exceptions. As of the date of this report, our share of the economic and voting rights in Repsol is 1.44%. For more information regarding our investment in Repsol, please see “Item 4—Information on the Company—PEMEX Corporate Matters—Investment in Repsol” in the Form 20-F.

Liquidity and Capital Resources

Recent Financing Activities

During the period from May 15, 2014 to June 20, 2014, P.M.I. Holdings, B.V. obtained U.S. $1,222,000,000 from its revolving credit line and repaid U.S. $1,172,000,000.

Directors, Senior Management and Employees

Recent Appointments

Effective June 1, 2014, the President of Mexico appointed Mr. Gustavo Hernández García as Director General of Pemex-Exploration and Production. Mr. Hernández García had been serving as Acting Director General of Pemex-Exploration and Production since February 2014.

Amendments to Certain Financing Agreements

On December 20, 2013, amendments to Articles 25, 27 and 28 of the Constitución Política de los Estados Unidos Mexicanos (Political Constitution of the United Mexican States) were published as the

Decreto por el que se reforman y adicionan diversas disposiciones de la Constitución Política de los Estados Unidos Mexicanos, en Materia de Energía (Decree that amends and supplements various provisions of the Mexican Constitution relating to energy matters, which we refer to as the Energy Reform Decree), in the Diario Oficial de la Federación (Official Gazette of the Federation) and took effect on December 21, 2013. The Energy Reform Decree includes artículos transitorios (transitional articles) that set forth the general framework for the secondary legislation or implementing laws that are required to give effect to the Energy Reform Decree (which we refer to as the Secondary Legislation). On April 30, 2014, President Enrique Peña Nieto submitted to the Mexican Congress draft bills proposing Secondary Legislation intended to implement provisions of the Energy Reform Decree. The Secondary Legislation must be approved by both chambers of the Mexican Congress, signed by the President of Mexico and published in the Official Gazette of the Federation in order to become effective.

In order to align certain of our financing agreements with the changes contemplated by the Energy Reform Decree and the proposed Secondary Legislation, we have sought to obtain consents from our bondholders and lenders to amend provisions in these financing agreements that relate to Petróleos Mexicanos’ characterization as a legal entity under Mexican law and to our exclusive authority to participate on behalf of the Mexican government in the oil and gas sector in Mexico, each of which is expected to change in the near future as a result of the Energy Reform Decree. As of the date of this report, we have obtained the requisite number of consents from bondholders to amend the instruments governing approximately U.S. $41.4 billion aggregate principal amount of our outstanding debt securities, and we continue to seek consents from banks and certain other creditors with respect to other financing agreements that contain similar provisions.

For more information regarding the Energy Reform Decree and its potential impact on us, please see “Item 4—Information on the Company—History and Development—Energy Reform” in our Form 20-F.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Petróleos Mexicanos

By:	/S/ CARLOS CARAVEO SÁNCHEZ
Carlos Caraveo Sánchez
Associate Managing Director of Finance

Date: June 25, 2014

FORWARD-LOOKING STATEMENTS

This report contains words, such as “believe,” “expect,” “anticipate” and similar expressions that identify forward-looking statements, which reflect our views about future events and financial performance. We have made forward-looking statements that address, among other things, our:

•	exploration and production activities, including drilling;

•	activities relating to import, export, refining, petrochemicals and transportation of petroleum, natural gas and oil products;

•	projected and targeted capital expenditures and other costs, commitments and revenues; and

•	liquidity and sources of funding.

Actual results could differ materially from those projected in such forward-looking statements as a result of various factors that may be beyond our control. These factors include, but are not limited to:

•	changes in international crude oil and natural gas prices;

•	effects on us from competition, including on our ability to hire and retain skilled personnel;

•	limitations on our access to sources of financing on competitive terms;

•	the outcome of Round Zero (as described in the Form 20-F) and our ability to find, acquire or gain access to additional reserves and to develop the reserves that we obtain successfully;

•	uncertainties inherent in making estimates of oil and gas reserves, including recently discovered oil and gas reserves;

•	technical difficulties;

•	significant developments in the global economy;

•	significant economic or political developments in Mexico including developments relating to the implementation of the Energy Reform Decree (as described in the Form 20-F);

•	developments affecting the energy sector; and

•	changes in our legal regime or regulatory environment, including tax and environmental regulations.

Accordingly, you should not place undue reliance on these forward-looking statements. In any event, these statements speak only as of their dates and we undertake no obligation to update or revise any of them, whether as a result of new information, future events or otherwise.